UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 000-30641

CUSIP NUMBER N/A

☐ Form 10-KSB    ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-QSB    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -	REGISTRANT INFORMATION

Full Name of Registrant:  L.A.M. Pharmaceutical, Corp.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  736 Center Street

City, State and Zip Code:  Lewiston, NY 14092

PART II -	RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed no later than the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed no later than the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -	NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is still in the process of finalizing its Form 10-QSB for the quarter ended September 30, 2005 (the "Form 10-QSB") and is therefore unable to file the Form 10-QSB by the prescribed filing deadline without unreasonable effort or expense. The Registrant has recently experienced senior internal accounting staff changes and, as a result, recently engaged an external accounting firm to assist in the preparation and filing of its periodic reports, including the Form 10-QSB. The Form 10-QSB will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV -	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph T. Slechta	(416)	633-7047
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LAM PHARMACEUTICAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2005	By:	/s/ Joseph T. Slechta
Joseph T. Slechta
	Title:	President, Chief Executive Officer, Principal Financial Officer and Chief Accounting Officer